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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 213

06004556

SEC FILE NUMBER

8-40862

FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

COLDWATER SECURITIES INCORPORATED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9665 Wilshire Boulevard, Suite 200
(No. and Street)

Beverly Hills (City) California (State) 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plaga (310) 247-2700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Ave. (ADDRESS) Number and Street | Los Angeles, City | California State | 90071-3462 Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John H. Simpson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Coldwater Securities Incorporated (the "Company") for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

MICHELLE ANGELA MOORE
Commission # 1549584
Notary Public — California
Los Angeles County
My Comm. Expires Feb 3, 2009

Notary Public

Coldwater Securities Incorporated
Table of Contents

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Operations
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable)
(x)	(1)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (not required)
(x)	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Coldwater Securities Incorporated
Beverly Hills, California

We have audited the following financial statements of Coldwater Securities Incorporated (the "Company"), a wholly owned subsidiary of Canyon Partners LLC, for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Coldwater Securities Incorporated at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 of Coldwater Securities Incorporated as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 16, 2006

COLDWATER SECURITIES INCORPORATED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 252,308
Deposit with clearing broker	200,000
Commissions receivable	450
Investments—at estimated fair value	84,432
TOTAL	$ 537,190

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 24,569
Payables to affiliates	1,262
Total liabilities	25,831
STOCKHOLDER'S EQUITY:	
Common stock, no par value—100,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	394,138
Retained earnings	107,221
Total stockholder's equity	511,359
TOTAL	$ 537,190

See accompanying notes to financial statements.

COLDWATER SECURITIES INCORPORATED

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Trading gains	$ 84,945
Commission income	42,194
Other income	22,258
Total revenues	149,397
EXPENSES:	
Professional fees	87,711
Clearing charges	51,309
Management fees to affiliate	1,262
General, administrative, and other	30,654
Total expenses	170,936
LOSS BEFORE PROVISION FOR INCOME TAXES	(21,539)
PROVISION FOR INCOME TAXES	(800)
NET LOSS	$ (22,339)

See accompanying notes to financial statements.

COLDWATER SECURITIES INCORPORATED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE—January 1, 2005	$ 10,000	$ 394,138	$ 129,560	$ 533,698
Net loss			(22,339)	(22,339)
BALANCE—December 31, 2005	$ 10,000	$ 394,138	$ 107,221	$ 511,359

See accompanying notes to financial statements.

COLDWATER SECURITIES INCORPORATED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (22,339)
Adjustments to reconcile net income to net cash used in operating activities—changes in assets and liabilities:	
Investments—at estimated fair value	(52,102)
Commissions receivable	(142)
Prepaid expenses and other assets	1,019
Accounts payable and accrued expenses	387
Payables to affiliates	(21,022)
Net cash used in operating activities	(94,199)
NET DECREASE IN CASH	(94,199)
CASH—Beginning of year	346,507
CASH—End of year	$ 252,308
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—Cash paid during the year for income taxes	$ 800

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Coldwater Securities Incorporated, formerly Canyon Partners Incorporated, (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Canyon Partners LLC (the "Parent"). The Company changed its name from Canyon Partners Incorporated effective November 11, 2005. The Company executes trades for the Parent and affiliates, including Canyon Capital Advisors LLC, a registered investment advisor for a number of funds, some of which are affiliates, and other managed accounts. The Company also engages in securities transactions and investment advisory services related to corporate and real estate transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Fair Value of Financial Instruments—Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments*, requires companies to report the fair value of financial instruments for certain assets and liabilities. Cash, receivables, and payables are carried at cost, which approximates fair value.

Investments— Investments consist primarily of marketable equity securities, the fair value of which is determined by quoted market prices. Unrealized gains and losses are recognized in trading gains and losses in the statement of operations.

Securities Transactions—Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities transactions and securities transactions of the Company are recorded on a trade-date basis.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED-PARTY TRANSACTIONS

The Company has a management agreement with the Parent whereby the Parent charges the Company for management and certain general and administrative services that the Parent provides to the Company. For the year ended December 31, 2005, $1,262 was incurred for these services, and at December 31, 2005, $1,262 was payable to the Parent.

4. INCOME TAXES

At December 31, 2005, the Company had federal tax operating loss carryforwards of approximately $253,000 available to reduce future federal taxable income. The federal carryforwards expire in years 2008 to 2025. Such loss carryforwards result in a deferred tax asset of approximately $86,000 which was fully reserved as of December 31, 2005, as the Company believes these loss carryforward amounts will likely not be utilized by their expirations. The provision for income taxes on the statement of operations consists of the minimum franchise taxes due to the State of California.

5. DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with a clearing broker. The agreement provides that certain minimum balances must be maintained while the Company's customer accounts are being introduced to and cleared by the broker on a fully disclosed basis and while the Company is involved with certain private placements. In connection with this agreement, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers or by counterparties involved in the Company's private placement transactions. It is the Company's policy to continuously monitor its exposure to these risks.

At December 31, 2005, the Company was required to maintain a minimum of $200,000 on deposit with the clearing broker. The agreement also provides that any amounts on deposit will be returned to the Company within 30 days after cancellation of the agreement. In addition, the deposit does not represent any ownership interest in the clearing broker. As such, the deposit is appropriately included as an allowable asset at December 31, 2005 for purposes of the Company's net capital computation.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2005, the Company had net capital of $426,927, which is $176,927 in excess of required net capital.

7. RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with a clearing broker. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers.

* * * * * *

COLDWATER SECURITIES INCORPORATED

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 DECEMBER 31, 2005

TOTAL STOCKHOLDER'S EQUITY	$511,359
LESS HAIRCUTS ON SECURITIES POSITIONS	84,432
NET CAPITAL	426,927
MINIMUM NET CAPITAL REQUIRED (greater of 2% of aggregate debit items or $250,000)	250,000
EXCESS NET CAPITAL	$176,927

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 16, 2006

Coldwater Securities Incorporated
9665 Wilshire Blvd., Suite 200
Beverly Hills, CA 90212

In planning and performing our audit of the financial statements of Coldwater Securities Incorporated (the "Company"), a wholly owned subsidiary of Canyon Partners LLC, for the year ended December 31, 2005 (on which we issued our report dated February 16, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP